Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation or Formation

Cheniere Energy Investments, LLC	Delaware

Sabine Pass LNG-GP, Inc.	Delaware

Sabine Pass LNG-LP, LLC	Delaware

Sabine Pass LNG, L.P.	Delaware